02041211

P.E.
6-3-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2002
(June 8, 2002)

NDS Group plc
(Name of Registrant)

One London Road, Staines
Middlesex TW18 4EX, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

On March 14, 2002, NDS Group plc ("NDS") filed a Report of Foreign Issuer on Form 6-K indicating that on March 11, 2002, Groupe Canal+S.A., Canal+ Technologies S.A and Canal+ Technologies, Inc. (collectively, Canal+), subsidiaries of Vivendi Universal Group, had filed a lawsuit against NDS and NDS Americas, Inc. in the United States District Court, Northern District of California

On June 8, 2002, The News Corporation Limited, which is the parent of NDS, announced that it had entered into a memorandum of understanding to acquire various assets from Vivendi Universal. The announcement also indicated that all further proceedings relating to the litigation between Canal+ and NDS would be suspended and that upon the closing of the transactions which are the subject of the memorandum of understanding, the actions between Canal+ and NDS would be withdrawn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDS GROUP plc

Date: June 17, 2002

By: R Medlock

Richard Medlock
Chief Financial Officer